KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435________ FACSIMILE: 03( )________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

September 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between August 1 2002 and September 30 2002, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Hirofumi Harada, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone (011)81-3-3435-2122, facsimile (011) 81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By H. Ishizaki

Name: Hisashi Ishizaki
Title : Manager,
Finance & Accounting Department

dw 10/3

2002年8月27日

会社名　川崎重工業株式会社
代表者名　取締役社長　田﨑　雅元
（コード番号7012　東京①　大阪①　名古屋①
他2証券取引所）
問合せ先　広報室
室長　三輪　哲男（TEL03-3435-2130）

会社名　日本飛行機株式会社
代表者名　取締役社長　田中　吉正
（コード番号7407　東京①）
問合せ先　企画部
部長　中村　正男（TEL045-773-5105）

川崎重工業株式会社と日本飛行機株式会社との株式交換について

川崎重工業株式会社（以下、川崎重工）と日本飛行機株式会社（以下、日本飛行機）は、本日開催の両社取締役会において、川崎重工が株式交換により日本飛行機を完全子会社とすることを決議し、契約を締結しましたので、お知らせします。

記

1．株式交換の趣旨

川崎重工と日本飛行機は、１９６４年に業務提携の覚書を締結し、１９７０年に業務提携強化のために川崎重工が日本飛行機に資本参加して以来、航空宇宙事業において緊密な関係にあります。
現在、川崎重工は航空宇宙事業を中核事業の１つと位置付け、経営資源を集中的に投入して新規プログラムに積極的に取組み、事業の拡大を図っています。一方、日本飛行機は航空機機体・人工衛星等の部品製造から完成機の整備まで手がけ、幅広く航空宇宙事業に特化して発展してまいりました。
両社は共に我国における航空機機体製造５社の一角を占めていますが、今後は、それぞれに得意とする事業分野をより高度に専門化し、製品・サービスの差別化を図り、それぞれがよりダイナミックな飛躍を実現するためにも、両社の有する航空宇宙事業の展開に必要な技術・ノウハウ・生産設備等の資源を共有し、川崎重工グループとしての総合力を最大限に活用することが最善との判断により、このたび両社で株式交換を行なうことに合意しました。

2．株式交換の条件等

(1)株式交換の日程等

2002年　8月 27日　　両社 株式交換契約書承認取締役会
2002年　8月 27日　　株式交換契約書の締結
2002年 12月 上 旬　　株式交換契約書承認株主総会（日本飛行機のみ）（予定）
2003年　4月　1日　　株式交換日（予定）

商法358条（簡易株式交換）の規定により、川崎重工においては株式交換契約書の承認に関する株主総会の決議を得ることは予定されていません。

(2)株式交換比率

川崎重工は野村證券株式会社（以下、野村證券）に、日本飛行機は株式会社グローバルマネジメントディレクションズ（以下、GMD）に株式交換比率の算定をそれぞれ依頼し、その算定結果を参考に両社協議のうえ、以下のとおり合意いたしました。

会社名	川崎重工 (完全親会社)	日本飛行機 (完全子会社)
株式交換比率	1	1.40

(注)①株式の割当比率
日本飛行機株式1株につき、川崎重工株式 1.40株を割当交付いたします。
ただし、川崎重工が保有する日本飛行機の株式（13,043,363株）については、割当を行ないません。

②第三者機関による算定方法および算定根拠
野村證券は、川崎重工について市場株価平均法及びDCF法（ディスカウンテッド・キャッシュ・フロー法）による分析を行い、また、日本飛行機について市場株価平均法、DCF 法及び類似会社比較法による分析を行い、これらの結果を総合的に勘案して株式交換比率を算定いたしました。
GMDは、川崎重工及び日本飛行機それぞれについて主に市場株価方式、DCF方式（ディスカウンテッド・キャッシュ・フロー方式）及び修正純資産方式による分析を行い、これらの結果を総合的に勘案して株式交換比率を算定いたしました。

③株式交換に際して発行する川崎重工の株式数
普通株式 52,796,536株

④新株に対する利益配当起算日
2003年4月1日

(3)株式交換交付金
株式交換交付金の支払いはありません。

3．株式交換の当事会社の概要

(2002年3月31日現在)

商号	川崎重工業株式会社 (完全親会社)		日本飛行機株式会社 (完全子会社)
事業内容	船舶･艦艇、鉄道車両、土木建設機械、破砕機、航空機、ｼﾞｪｯﾄｴﾝｼﾞﾝ、ｶﾞｽﾀｰﾋﾞﾝ、原動機、油圧機器、各種ﾌﾟﾗﾝﾄ･産業機械、ﾎﾞｲﾗ、環境装置、鋼構造物、二輪車、産業用ﾛﾎﾞｯﾄなどの製造･販売等		航空機（部分品を含む）の製造、航空機の整備及び改造、ﾛｹｯﾄ部分品及び宇宙機器の製造、標的ｼｽﾃﾑの製造、非破壊検査ｼｽﾃﾑ・工業用ﾌｧﾝ等の製造
設立年月日	1896年10月15日		1949年5月2日
本店所在地	兵庫県神戸市中央区		神奈川県横浜市金沢区
代表者	取締役社長　田﨑　雅元		取締役社長　田中　吉正
資本金	81,426百万円		6,048百万円
発行済株式総数	1,390,595千株		50,755千株
株主資本	142,208百万円		17,611百万円
総資産	1,017,272百万円		36,860百万円
決算期	3月31日		3月31日
従業員数	14,067人		1,284人
主要納入先	国内外の製造業、非製造業等民間企業および官公庁		防衛庁、川崎重工業（株）、三菱重工業（株）、在日米海軍 他
大株主及び持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行（株）（信託口） 5.04% みずほ信託退職給付信託第一勧業銀行口再信託受託者資産管理ｻｰﾋﾞｽ信託 4.34% 日本生命保険（相） 4.12% 東京海上火災保険（株） 3.68%		川崎重工業（株） 25.70% 日本航空（株） 6.54% 第一生命保険（相）（常任代理人資産管理ｻｰﾋﾞｽ信託銀行株式会社） 4.97% （株）第一勧業銀行（常任代理人資産管理ｻｰﾋﾞｽ信託銀行株式会社） 4.82%
主要取引銀行	（株）第一勧業銀行 （株）三井住友銀行 （株）日本興業銀行 （株）東京三菱銀行		（株）第一勧業銀行 中央三井信託銀行（株） （株）三井住友銀行 （株）横浜銀行
当事会社間の関係	資本関係	川崎重工は日本飛行機の株式を所有（持株比率25.70%）	
	人的関係	川崎重工から日本飛行機に対して転籍者4名	
	取引関係	製品・部品の売買	

(注)（株）第一勧業銀行、（株）日本興業銀行及び（株）富士銀行は、2002年4月1日付けで（株）みずほ銀行及び（株）みずほコーポレート銀行となりました。

4．最近３決算期間の業績

＜単独＞ （単位：百万円）

	川崎重工業株式会社 （完全親会社）			日本飛行機株式会社 （完全子会社）		
決算期	2000年 3月期	2001年 3月期	2002年 3月期	2000年 3月期	2001年 3月期	2002年 3月期
売上高	944,770	850,801	914,616	25,434	22,044	27,597
営業利益	△9,850	△2,976	25,258	1,073	824	1,433
経常利益	△22,026	△3,806	12,021	628	773	1,243
当期純利益	△16,488	△12,663	7,863	386	312	168
1株当たり当期純利益（円）	△11.85	△9.10	5.65	7.61	6.16	3.32
1株当たり年配当金（円）	−	−	−	5.00	5.00	5.00
1株当たり株主資本（円）	101.62	101.77	102.26	349.02	349.59	347.06

5．株式交換後の状況

(1)当事会社の商号、事業内容、本店所在地
株式交換に伴う変更はありません。

(2)川崎重工の資本金および資本準備金
①資本金
資本金は増加いたしません。
②資本準備金
増加すべき資本準備金の額は、株式交換の日に日本飛行機に現存する純資産額に、日本飛行機の発行済株式の総数に対する株式交換により川崎重工に移転する株式の割合を乗じた額とします。

(3)川崎重工の業績に与える影響
日本飛行機は川崎重工の持分法適用関連会社でありますが、株式交換により連結対象子会社になるのは2004年3月期からであり、今期の川崎重工の業績に与える影響はありません。
なお、川崎重工の連結ベースの航空宇宙事業の売上は、日本飛行機の売上が加算されることにより約1割増加する見込みです。

以　上

EXHIBIT 1

August 27, 2002

Share Exchange of Kawasaki Heavy Industries and NIPPI Corporation

Kawasaki Heavy Industries, Ltd. (hereinafter, KHI), and NIPPI Corporation (hereinafter, NIPPI) are pleased to announce that, upon the resolutions adopted at their respective Board of Directors meetings held today, both companies have entered into a Share Exchange Agreement, to transform NIPPI into a wholly owned subsidiary (100% share ownership) of KHI.

Details of the Share Exchange

1. Objectives of the Share Exchange

In 1964, KHI and NIPPI concluded a memorandum regarding an operating alliance, and, in 1970, to further strengthen this alliance, KHI invested in the shares of NIPPI. Subsequently, KHI and NIPPI (hereinafter, the Two Companies) have worked closely together in the aerospace industry.

In recent years, KHI has positioned aerospace as one of its core businesses and is allocating resources to this business field on a priority basis, while also actively pursuing new business programs in the aerospace field and working to expand these activities. On the other hand, NIPPI has developed its operations through the pursuit of activities focused on the aerospace business that have ranged from manufacturing parts for aircraft fuselages and space satellites to the maintenance of aerospace equipment.

The Two Companies play an important role among the five companies in Japan engaged in aircraft fuselage manufacturing. However, looking to the future, the Two Companies have decided that the best course of action to enable them to make dynamic leaps forward in their development is to further specialize in their respective fields of strength, to differentiate their products and services, and to draw on the comprehensive capabilities of the KHI Group by sharing the resources that are necessary to the further development of their respective aerospace business operations, including technology, know-how, and manufacturing facilities. Accordingly, the Two Companies reached agreement to conduct the share exchange described herein.

2. Terms and Conditions of Share Exchange

(1) Schedule

August 27, 2002	Board of Directors of both companies approve the Share Exchange Agreement
August 27, 2002	Signing of the Share Exchange Agreement
December 2002 (planned)	Approval of the Share Exchange Agreement at NIPPI's shareholders' meeting
April 1, 2003 (planned)	Share Exchange

Under the provisions of Article 358 of the Commercial Code of Japan (regarding Simplified Share Exchanges), a vote by the Meeting of Shareholders of KHI to approve the Share Exchange Agreement has not been scheduled.

(2) Share Exchange Ratio

At the request of KHI, Nomura Securities Co., Ltd. (hereinafter, Nomura Securities), and, at the request of NIPPI, Global Management Directions Limited (hereinafter, GMD) computed the ratios for the Share Exchange. KHI and NIPPI have held discussions, making reference to these computations, and the following ratio for the Share Exchange was agreed upon.

	KHI (Parent company)	NIPPI (Wholly owned subsidiary)
Exchange Ratio	1	1.40

Notes:

(i) Share Exchange Ratio

For each share of NIPPI, 1.40 shares of KHI stock will be distributed to holders of NIPPI shares. However, no shares will be distributed for the shares of NIPPI held by KHI (13,043,363 shares).

(ii) Methods and Basis of Computation by Third-Party Institutions

Nomura Securities based its analysis regarding KHI on the average stock market price method and the DCF method (discounted cash flow method). Regarding NIPPI, Nomura Securities based its analysis on the average stock market price method, the DCF method, and a comparison with comparable companies method. Thereupon, Nomura Securities calculated the ratios for the Share Exchange taking into overall account the results of computations made under these methods.

GMD conducted its analysis regarding KHI and NIPPI based on the market price method, the DCF method, and the adjusted net asset value method. Thereupon, GMD computed the ratios for the Share Exchange taking into overall account the results of computations made under these methods.

(iii) Number of Shares of KHI Stock to be issued at the time of the Share Exchange:

Common shares: 52,796,536

(iv) Starting date for computation of cash dividends on the new shares: April 1, 2003

(3) Payments accompanying the Share Exchange

No monetary payments will be made in connection with the Share Exchange.

3. Profile of the Two Companies Under Share Exchange

(As of March 31, 2002)

Trade Name	Kawasaki Heavy Industries, Ltd. (Parent company)	NIPPI Corporation (Wholly owned subsidiary)
Business Lines	Manufacturing, sales, etc., of the following products and their parts: ships and naval vessels, rolling stocks, civil engineering and construction machinery, crushing plants, aircraft, jet engines, gas turbines, prime movers, precision machinery, plant engineering and industrial equipment, boiler plants, environmental control plants, steel structures, motorcycles, industrial robots, etc.	Manufacturing of aircraft (including parts), maintenance and modification of aircraft, manufacturing of rocket parts and space equipment, target systems, manufacturing of non-destructive inspection systems and industrial fans, etc.
Date of Incorporation	October 15, 1896	May 2, 1949
Head Office	Chuo-ku, Kobe, Hyogo	Kanazawa-ku, Yokohama, Kanagawa
Representative	Masamoto Tazaki, President	Yoshimasa Tanaka, President
Capital Stock	81,426 million	6,048 million
Shares Issued	1,390,595,000 shares	50,755,000 shares
Shareholders' Equity	142,208 million	17,611 million
Total Assets	1,017,272 million	36,860 million
Financial Closing Date	March 31	March 31
No. of Employees	14,067	1,284
Major Customers	Private companies in the manufacturing and nonmanufacturing sectors in Japan and overseas and government agencies	Japan Defense Agency, Kawasaki Heavy Industries, Ltd., Mitsubishi Heavy Industries, Ltd., U.S. Navy in Japan, and others
Major Shareholders and Shareholdings	Japan Trustee Services Bank, Ltd. (Trust Account) 5.04% Mizuho Trust Retirement Benefit Trust, DKB Account, Retrustee: Trust & Custody Services Bank, Ltd. 4.34% Nippon Life Insurance Company 4.12% The Tokio Marine and Fire Insurance Co., Ltd. 3.68%	Kawasaki Heavy Industries, Ltd. 25.70% Japan Airlines 6.54% The Dai-Ichi Mutual Life Insurance Company (Standing Proxy: Trust & Custody Services Bank, Ltd.) 4.97% The Dai-Ichi Kangyo Bank, Limited (Standing Proxy: Trust & Custody Services Bank, Ltd.) 4.82%
Major Banks	The Dai-Ichi Kangyo Bank, Limited Sumitomo Mitsui Banking Corporation The Industrial Bank of Japan, Limited The Bank of Tokyo-Mitsubishi, Ltd.	The Dai-Ichi Kangyo Bank, Limited The Chuo Mitsui Trust and Banking Company, Limited Sumitomo Mitsui Banking Corporation The Bank of Yokohama
The Relationship Between the Two Companies	Capital relationship	KHI owns shares in NIPPI (25.70% of the outstanding shares of NIPPI)
	Personnel relationship	Four former employees of KHI have become regular employees of NIPPI
	Transaction relationship	Buying and selling of products and parts

Note: The Dai-Ichi Kangyo Bank, Limited, The Industrial Bank of Japan, Limited, and The Fuji Bank, Limited, consolidated their activities on April 1, 2002, to become Mizuho Bank, Ltd., and Mizuho Corporate Bank, Ltd.

4. Financial Results (for the most recent three fiscal years)

<Non-consolidated> (in millions of yen, except per share amounts)

	Kawasaki Heavy Industries, Ltd. (Parent company)			NIPPI Corporation (Wholly owned subsidiary)		
Fiscal Year ended	March 2000	March 2001	March 2002	March 2000	March 2001	March 2002
Net sales	944,770	850,801	914,616	25,434	22,044	27,597
Operating income (loss)	(9,850)	(2,976)	25,258	1,073	824	1,433
Recurring income (loss)	(22,026)	(3,806)	12,021	628	773	1,243
Net income (loss)	(16,488)	(12,663)	7,863	386	312	168
Net income (loss) per share (yen)	(11.85)	(9.10)	5.65	7.61	6.16	3.32
Cash dividends per share (yen)	—	—	—	5.00	5.00	5.00
Shareholders' equity per share (yen)	101.62	101.77	102.26	349.02	349.59	347.06

5. Changes after the Share Exchange

(1) The names, lines of business, location of the head offices of the companies: No changes will be made after the Share Exchange

(2) Capital Stock and Capital Surplus of KHI
(i) Capital Stock : No increase in Capital Stock

(ii) Capital surplus:
The increase in capital surplus will be computed by multiplying the value of net assets of NIPPI on the date of the Share Exchange by the ratio of the shares of KHI transferred as a result of the Share Exchange to the total number of NIPPI shares outstanding.

(3) Effects on the Financial Statements of KHI
NIPPI is an affiliated company of KHI accounted for by the equity method, but, as a result of the Share Exchange, NIPPI will become a fully consolidated subsidiary of KHI for the fiscal year ending March 31, 2004. There will be no effects on the financial statements for the current fiscal year.
Note that the consolidated net sales of the Aerospace Business Segment of KHI are expected to increase approximately 10% as a result of the consolidation of the net sales of NIPPI.